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                               Phillips Nizer LLP
                          666 Fifth Avenue, 28th Floor
                             New York, NY 10103-0084

                                                                    May 15, 2007

VIA FEDERAL EXPRESS

Office of Emerging Growth Companies
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Attn: John Reynolds, Assistant Director
      Susann Reilly, Attorney

      MAIL STOP 3561

            RE:   SEGUSO HOLDINGS, INC.
                  AMENDMENT NO. 1 TO FORM SB-2 REGISTRATION STATEMENT FILE NO.: 333-122697
                  FILED: FEBRUARY 9, 2007

Dear Mr. Reynolds and Ms. Reilly:

On behalf of Seguso Holdings, Inc. (the "Company"), we are hereby responding to the March 12, 2007 comments of the Staff of the Securities and Exchange Commission (the "Commission") with respect to the filing by the Company of its Amendment No. 1 to Form SB-2 Registration Statement (the "Registration Statement"), File No. 333-122697, filed by the Company with the Commission on February 9, 2007, which amended the previous Form SB-2 Registration Statement first filed with the Commission on February 10, 2005. The Company's responses are set forth below.

We have included two hard copies of Amendment No. 2 to the Registration Statement (the "Amended Registration Agreement"), filed with the Commission electronically today, that are marked-up and annotated against the Registration Statement. Capitalized terms not otherwise defined in this letter are used here as defined in the Amended Registration Statement.

COVER PAGE

      1. On the cover page of the prospectus please clarify, if true, that subscription funds will be put into escrow during the offering period before all shares are sold in your offering. Further, please explain or revise the next to last sentence in your second paragraph which reads, "[o]nce deposited in the escrow account the offering is closed."

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Securities and Exchange Commission
May 14, 2007
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      We have modified language in the second paragraph on the cover page of the prospectus to clarify that all subscription funds received for all shares offered under the final prospectus shall be deposited into escrow when received, the offering shall be closed and that shares issued and proceeds received into the escrow account shall remain in escrow only be distributed in accordance with Rule 419.

GENERAL - PAGE 9

      2. It appears you have changed independent accountants from Eisner LLP to Lazar Levine & Felix LLP. Please revise to provide all disclosures required by Item 304 of Regulation S-B (also see Item 23 of Form S-B),

      Eisner LLP was engaged only to audit the balance sheets and related statements of operations, stockholders' equity (capital deficit), and cash flows for the period from October 21, 2004 (date of inception) through November 30, 2004 and such engagement was not renewed. We have addressed the disclosure required under Item 304 of Regulation S-B with respect to the change in independent accountants from Eisner LLP to Lazar Levine & Felix LLP and will provide the letter required by Item 304(a)(3) as
      Exhibit 16.1 to the Amended Registration Agreement.

LIMITED STATE REGISTRATION, PAGE 3

      3. Please reconcile the disclosure in this section and the "State Blue Sky Information" section on page 23. In this section you have stated:

                  The shares will be registered only in the State of New York and may only be traded in New York. Purchasers of such securities in this offering and in any secondary trading market which may develop for shares must be residents of New York.

            However under "State Blue Sky Information" on page 23 you have stated:

                  We are offering these shares for sale in the state of New York, Once a sufficient number of investors have confirmed their investment and the shares are released from the escrow account, we believe that the shares will be eligible for sale on a secondary market basis in other states. Any eligibility of these shares for resale is based upon the registration of the securities in such states or the availability of an applicable exemption from the state's registration requirements, subject in each case to the exercise of the broad discretion and powers of the securities commission or other administrative bodies having jurisdiction in each state and any changes in statutes and regulations which may occur after the date of this prospectus. We will amend this prospectus to disclose

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Securities and Exchange Commission
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                  additional states, if any, in which our securities will be eligible for resale in the secondary trading market.

            Also, disclose whether or not you intend to register the shares in other states and when. Please revise the 11th risk factor as appropriate.

      We conformed the disclosure on page 3 to clarify that sales and re-sales of securities offered hereby shall be limited to the State of New York unless an exemption from registration is available. See the "State Blue Sky Information" section on page 26.

RISK FACTORS. PAGE 5

      4. Throughout the prospectus, please clarify the percentage that would be returned to an investor in the event that (a) less than all the securities are sold in the offering, (b) you are unable to consummate an acquisition within 18 months of effectiveness or (c) an investor fails to reconfirm his investment and an acquisition is consummated. In this regard, we note the disclosure that the company will not take the 10% amount permissible under Rule 419. Please disclose, if true, whether you retain any discretion to take the 10%. For example, please revise the second risk factor and the "Use of Proceeds" section.

      We have made additional disclosure to clarify that investors shall receive back 100% of the escrowed funds, without interest, in the event of situation (a), and not less than 90% of their pro-rata proportion of escrowed proceeds, including interest, in situations (b) and (c). We have added disclosure with respect to the Company's discretion to retain up to 10% of the escrowed funds under Rule 419.

      5. On page 5 and elsewhere as appropriate, please clarify that the 18 months begins with the initial effective date of the registration statement.

      We have revised page 6 and elsewhere in the Amended Registration Statement to reflect your comment.

USE OF PROCEEDS. PAGE 9

      6.    Indicate the amount of the proceeds to be used for each purpose, as
            Item 504 of Regulation S-B requires. In this regard, you now disclose two purposes - repayment of debt to Mr. Seguso and expenses related to the business combination. Please explain the reasons for disclosing only these uses or revise to disclose other uses.

      In terms of the amount of proceeds to be used for each purpose, upon the release of escrowed funds under Rule 419, 80% or greater of the gross proceeds of the offering shall go towards the completion of a business combination (i.e., the purchase price and expenses of a business

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Securities and Exchange Commission
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      combination), 20% or less shall go towards the repayment of First Advance and any Additional Funds (each as defined in the Amended Registration Agreement) advanced by Mr. Seguso to the Company for the payment of offering and operating expenses (10% or less of which may be retained by the Company, in its discretion, in accordance with Rule 419(b)(2)(vi)). The Company may seek additional financing through loans or other financing arrangements if management determines that a business combination requires additional financing, however no such financing is presently utilized and there can be no assurances that such additional financing will be available. If at the time of any business combination, the amount due to Mr. Seguso exceeds the amount payable to him out of the proceeds of this offering in connection with the First Advance and any Additional Funds, the target business will be requested to pay such excess amount as a condition of the business combination. As we do not anticipate using a broker-dealer or underwriter with respect to the offering, these are the only uses we anticipate at this point. The purchase price and/or expenses in a business combination (such as legal, accounting, travel, meetings, etc.) cannot reasonably be estimated, as there are no current acquisition candidates at this time. Any such expenses shall be disclosed in the post-effective amendment required under Rule 419, once they can readily be ascertained.

      7. In this section please describe how you have used, or will use, the funds loaned from Mr. Seguso which will be repaid with some of the proceeds of this offering, See Instruction number one to Item 504 of Regulation S-B.

      The indebtedness to Robert Seguso under the First Advance and any Additional Funds shall cover the (i) offering expenses (as disclosed and as such become due), and (ii) the ongoing operating expenses for the Company (which are expected to be relatively nominal as the Company's operating capacity shall be limited to exploring and researching acquisition candidates with the assistance of Meyers Associates). Such offering expenses shall primarily consist of fees payable for legal and accounting services associated with the offering. No other uses are intended.

      8. In this section please provide separately the required information for each loan for which you will use the proceeds. We note that the following references loans in the plural; "These non-interest bearing loans ...."

      Mr. Seguso has loaned the Company amounts totaling $6,100, in the aggregate, which are considered to be one loan, made under the terms of the letter agreement in Exhibit 10.2, specifically, such loan is non-interest bearing and repayable 18 months after the effective date of the Amended Registration Statement or until completion of a business combination (the "First Advance"). Amounts provided under the First Advance were for the purposes stated in item 7, above.

      9. In view of the following statement in this section, please disclose whether or not Mr. Seguso has agreed, either orally or in writing, to loan additional funds to the company, apart from the $6,100. If yes, disclose the amount he will loan the company and file any

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Securities and Exchange Commission
May 14, 2007
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            agreement as an exhibit to the registration statement. Disclose the principal terms of any additional loans. If he will not loan the total amount needed for the offering expenses, disclose the source of the funds that will be used to pay them;

                  Although there is no cap on offering expenses, we expect to incur offering expenses of up to approximately $22,000, consisting of legal, accounting, printing, 'blue sky' and state filing fees, which will be advanced and paid for with funds loaned to us by our chief executive officer.

            Also, disclose how much of the $6,100 from Mr. Seguso the company has already spent.

      Mr. Seguso has verbally promised to loan additional amounts over the First Advance in the amounts needed to cover additional offering expenses and operating expenses of the Company, which are anticipated to be approximately $22,000. Such Additional Funds shall be advanced on a non-interest bearing basis and repayable 18 months after the effective date of the Amended Registration Statement or until completion of a business combination (the "Additional Funds"). Mr. Seguso will be the only source of funds from which to repay such offering expenses. The Company has already either spent or has earmarked to spend all of the $6,100 previously loaned by Mr. Seguso in the First Advance. Currently, there is no demand for such Additional Funds, however, at such point as amounts of the $22,000 or greater not already paid as a result of the First Advance become due in connection with the offering, the Company and Mr. Seguso shall enter into letter agreement(s) for such additional amounts on the interest rate and terms as stated in item 8, above.

PLAN OF OPERATION, PAGE 9

      10.   We note the following from the first paragraph of this section:

                  We are currently in the development stage and in the process of raising capital and exploring acquisition candidates. All our activities since inception have been related to our formation, proposed financing and the search for acceptable acquisition targets. Management is actively exploring acquisition candidates through its network of lawyers, accountants and investment banking relationships. The Company has engaged Meyers Associates, a principal shareholder and NASD member firm, on a non-exclusive basis under a Consulting Agreement to pursue potential acquisition candidates.

            Please disclose whether you have entered into any discussions or negotiations with any potential acquisition candidates and discuss the current status. Any agreements, preliminary or otherwise, should be filed as exhibits. Furthermore, please note that if a business combination accounted for as a "purchase" has occurred or is probable,

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Securities and Exchange Commission
May 14, 2007
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            financial statements of the business acquired or to be acquired shall be furnished for the periods specified in Item 310 of Regulation SB. We may have further comment.

            Also, please provide additional disclosure with regard to your plan of operations required by Item 303(a) of Regulation S-B for the next twelve months, Please detail your plans to seek a target for acquisition and quantify the cost of those activities. In this regard, please detail the activities of Meyers Associates on your behalf.

      We have not entered into any discussions or negotiations with potential acquisition candidates to date. We have revised the "Plan of Operation" section to reflect your comment. Specifically, the Company intends on meeting its capital requirements only through the First Advance and any Additional Funds provided by Mr. Seguso, as mentioned above, and does not anticipate seeking additional funding from other sources in the next twelve months. Item 303(a)(ii)-(iv) of Regulation S-B do not apply to the Company.

      The costs of a business combination (such as legal, accounting, travel, meetings, etc.) cannot reasonably be estimated, as there are no current acquisition candidates at this time. Any such expenses shall be disclosed in the post-effective amendment required under Rule 419, once they can readily be ascertained.

      11. Please disclose the principal terms of the consulting agreement with Meyers Associates.

      We have revised the "Plan of Operation" section to reflect your comment.

ACQUISITION RESTRICTIONS. PAGE 17

      12. On page 15, we note "control persons" are not included in the following disclosure. Please explain or revise, as appropriate.

                  We will not effect a business combination with any entity in which our promoters, management or their affiliates or associates, directly or indirectly, have an ownership interest.

      We have revised page 18 to reflect your comment.

MANAGEMENT, PAGE 17,
EXECUTIVE OFFICERS AND DIRECTORS. PAGE 17

      13. Please detail Mr. Seguso's business experience in the last five years.

      Mr. Seguso is self-employed and monitors his personal investments, which primarily consist of investments in capital markets such as stocks, bonds, and/or mutual funds.

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Securities and Exchange Commission
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EXECUTIVE COMPENSATION. PAGE 18

      14. We note the statement that no "cash" compensation has been paid to officers and directors since inception. Please note that Item 402 of Regulation S-B requires disclosure of all compensation, not cash only. Please advise or revise as appropriate.

      We have revised the "Executive Compensation" section to provide additional disclosure reflecting your comment.

CONFLICTS OF INTEREST, PAGE 19

      15.   Please explain what "non-public stockholders" means.

      We have deleted the reference. This was meant to address the current stockholders (pre-offering) of the Company, which includes those listed in the "Principal Stockholders" section of the prospectus and two additional stockholders each having a 2.5% interest in the Company.

DESCRIPTION OF SECURITIES. PAGE 21
GENERAL, PAGE 21

      16. We note the disclosure that your outstanding common shares are "validly issued, fully paid and non-assessable". Please attribute this statement to counsel or remove it. This is a legal opinion that the registrant is not qualified to make.

      This statement was removed.

PLAN OF DISTRIBUTION, PAGE 23

      17. Please disclose whether there are any limitations on purchases in the offering by management and current shareholders. If none, please disclose. If such purchases may be made to sell all the securities in the offering, please disclose. Please summarize this information in the summary section.

      Please see the disclosure and restrictions in the "Plan of Distribution" section which states that "...[n]o officer, director or stockholder (pre-offering) intends to purchase shares in the offering, however, in the event any of these affiliates does purchase shares, in any amount up to and including all of the securities in the offering, it will be for investment purposes only and not with a view toward redistributing those shares. Please see the "Certain Market Information" section. Because this offering is being registered only in the State of New York, our chief executive officer, who is a resident of the State of Florida, will not be permitted to purchase shares in this offering unless we subsequently register this offering in Florida or there is an exemption from registration of this offering in Florida. We have added this disclosure in the "Summary" section, as requested.

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Securities and Exchange Commission
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CERTAIN MARKET INFORMATION, PAGE 24

      18. We note the disclosure in the third paragraph under this heading. Please clarify that the Division's position relates to securities issued in unregistered offerings.

      We have revised the third paragraph under "Certain Market Information" on pages 27-28 to reflect your comment.

      19. Please add disclosure to address the tradability of the common stock registered for sale in this offering following a business combination consistent with Rule 419. Please address both non-affiliated and affiliated shareholders.

      Shares shall be tradable by affiliates and non-affiliates, alike, upon satisfaction of the conditions for the release of deposited funds and securities under Rule 419(e), generally that a post-effective amendment providing adequate disclosure regarding the target business is deemed effective, a sufficient number of investors reconfirm their investments and a business combination that meets the criteria under Rule 419 is consummated. This disclosure was added to reflect your comment.

      20. If you propose to limit secondary trading as disclosed now in the 11th risk factor, please add appropriate disclosure in this section.

      We have added the appropriate disclosure to limit secondary trading to those persons resident within the state of New York, unless an exemption from registration is available.

ADDITIONAL INFORMATION, PAGE 25

      21. We note that in the second paragraph of this section you have qualified your disclosure regarding the contents of the exhibits. Exhibits are not ordinarily delivered to the investors. You cannot qualify your statements by reference to an exhibit unless you state that the material terms of that exhibit are disclosed.

      We removed the reference to exhibits in the second paragraph of the "Additional Information" section.

EXHIBITS

      22. Please re-file Exhibit 10.3 that includes a legible signature of the registrant. The filed document provides the word "illegible" instead of a signature.

      This comment has been complied with. Please see attached redlined Amended Registration Statement with revised Exhibit 10.3.

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Securities and Exchange Commission
May 14, 2007
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FINANCIAL. STATEMENTS
GENERAL

      23. Your attention is directed to Item 310(g) of Regulation S-B and the need for updated financial statements. Please provide a currently dated consent with any amendment to the registration statement.

      This comment has been complied with. The audited financial statements as of December 31, 2006 have been implemented into the Amended Registration Statement, with the appropriate consents obtained.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM, F-1

      24. Please note that since you are a development stage company, auditor association with the cumulative data is required on an annual basis. Please direct your independent accountant to revise their report to opine on the cumulative period from October 21, 2004 (inception) to the most recent audited period presented.

      This comment has been complied with.

EXHIBITS

      25. In Exhibit 5.1, the legality opinion, counsel states: "The opinions expressed herein are limited to the laws of the State of New York
            ...." Please ask counsel to revise the legality opinion to clarify that counsel is opining upon New York law including the statutory provisions, all applicable provisions of the New York Constitution and reported judicial decisions interpreting those laws.

      This comment has been complied with.

      26. Refer to the second from the last paragraph of the legality opinion, which paragraph begins, "The opinions expressed herein ... ," Either delete the paragraph or, alternatively, file an updated opinion as of the date of the prospectus.

      This comment has been complied with. Please see updated opinion as Exhibit 5.1.

SIGNATURES

      27. Please comply fully with Form, SB-2, "Instructions for Signatures." Please note that the principal financial officer, in addition to the principal executive officer and the principal accounting officer, must sign and indicate in which capacity or capacities he signs.

      This comment has been complied with.

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Securities and Exchange Commission
May 14, 2007
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CLOSING COMMENTS

      Should you have any further questions or require additional documentation, please do not hesitate to call the undersigned at (212) 841-0707.

Thank you.

                                                 Very truly yours,

                                                 PHILLIPS NIZER LLP

                                                 /s/ Elliot H. Lutzker
                                                 Elliot H. Lutzker

Enclosures: Amendment No. 2 to Form SB-2 (marked and annotated)